UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

HireRight, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

433538 10 5

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The  information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP NO. 433538 10 5	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS NCP-1, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,882,923 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,995,302 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,995,302 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON PN

(Page 2 of 12 Pages)

CUSIP NO. 433538 10 5	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS MV-1 GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,882,923 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,995,302 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,995,302 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(Page 3 of 12 Pages)

CUSIP NO. 433538 10 5	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS NAVIGATION CAPITAL PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,882,923 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,995,302 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,995,302 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON PN

(Page 4 of 12 Pages)

CUSIP NO. 433538 10 5	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS NCP GENERAL PARTNER III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,882,923 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,995,302 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,995,302 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(Page 5 of 12 Pages)

CUSIP NO. 433538 10 5	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS RICHARDSON, JOHN S.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF GEORGIA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,882,923 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,995,302 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,995,302 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

(Page 6 of 12 Pages)

CUSIP NO. 433538 10 5	13G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS MOCK, LAWRENCE E., JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF GEORGIA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 1,882,923 shares of Common Stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 1,995,302 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,995,302 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.6% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

(Page 7 of 12 Pages)

Item 1.	(a)	Name of Issuer:

HireRight, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

5151 California Avenue
Irvine, CA 92617

Item 2.	(a)	Name of Person Filing:

NCP-1, L.P.
MV-1 GP, LLC
Navigation Capital Partners III, L.P.
NCP General Partner III, LLC
Richardson, John S.
Mock, Lawrence E., JR.

	(b)	Address of Principal Business Office or, if None, Residence:

For all persons filing:
One Buckhead Plaza
3060 Peachtree Road
Suite 780
Atlanta, Georgia 30305

	(c)	Citizenship:

For Messrs. Richardson and Mock:
State of Georgia, United States of America

For all other persons filing:
State of Delaware, United States of America

	(d)	Title of Class of Securities:

Common Stock, Par Value $0.01 Per Share

	(e)	CUSIP Number:

433538 10 5

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable. This Schedule is being filed pursuant to Rule 13d-1(d).

(Page 8 of 12 Pages)

Item 4.	Ownership.

	NCP-1, L.P.	MV-1 GP, LLC	Navigation Capital Partners III, L.P.	NCP General Partner III, LLC	John S. Richardson	Lawrence E. Mock, Jr.
(a)Amount Beneficially Owned:	1,995,302	1,995,302	1,995,302	1,995,302	1,995,302	1,995,302
(b)Percent of Class:	17.6%	17.6%	17.6%	17.6%	17.6%	17.6%
(c) Number of Share to Which Reporting Person Has:
(i) Sole Voting Power:	N/A	N/A	N/A	N/A	N/A	N/A
(ii) Shared Voting Power:	1,882,923	1,882,923	1,882,923	1,882,923	1,882,923	1,882,923
(iii) Sole Dispositive Power:	N/A	N/A	N/A	N/A	N/A	N/A
(iv) Shared Dispositive Power:	1,995,302	1,995,302	1,995,302	1,995,302	1,995,302	1,995,302

The reported securities, owned directly by NCP-1, L.P., include 1,882,923 shares of the Issuer’s Common Stock and an additional 112,379 shares of the Issuer’s Common Stock subject to currently-exercisable warrants at an exercise price of $3.18 per share.  The general partner of NCP-1, L.P. is MV-1 GP, LLC, whose sole member is Navigation Capital Partners III, L.P., whose general partner is NCP General Partner III, LLC.  Messrs. John Richardson and Lawrence E. Mock, Jr. are the sole members and managers of NCP General Partner III, LLC.  These other entities and individuals may be deemed to be indirect beneficial owners of the securities owned directly by NCP-1, L.P.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

(Page 9 of 12)

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Each of the following entities is a limited partner in Navigation Capital Partners III, L.P. with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities described in this Schedule 13G:

• MVM Associates, L.P.
• MVI CIP, LLC
• MVMA, L.P.
• MVMA II, L.P.
• Goldman Sachs Investments Ltd.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule is being filed pursuant to 13d-1(d).

(Page 10 of 12)

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

February ___, 2008

NCP-1, L.P.
By:	MV-I GP, LLC, its general partner
By:	Navigation Capital Partners III, L.P., its sole member
By:	NCP General Partner III, LLC, its general partner

	By:	*
John Richardson

	By:	*
Lawrence E. Mock, Jr.

its members and managers

February ___, 2008

MV-I GP, LLC
By:	Navigation Capital Partners III, L.P., its sole member
By:	NCP General Partner III, LLC, its general partner

	By:	*
John Richardson

	By:	*
Lawrence E. Mock, Jr.

its members and managers

February ___, 2008

Navigation Capital Partners III, L.P.
By:	NCP General Partner III, LLC, its general partner

	By:	*
John Richardson

	By:	*
Lawrence E. Mock, Jr.

its members and managers

(Page 11 of 12)

February ___, 2008

NCP General Partner III, LLC

By: *
John Richardson

By: *
Lawrence E. Mock, Jr.

its members and managers

February ___, 2008

*
John Richardson

February ___, 2008

*
Lawrence E. Mock, Jr.

* /s/ Zuri Briscoe, by Power of Attorney.